

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2020

Shelly D. Guyer
Chief Financial Officer
Invitae Corp
1400 16th Street
San Francisco, CA 94103

> **Re: Invitae Corp**
> **Form 10-K for the fiscal year ended December 31, 2019**
> **Filed March 2, 2020**
> **File No. 001-36847**

Dear Ms. Guyer:

 We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2019

Risk Factors
Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum ..., page 38

1. You state here that your certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for types of actions and proceedings that may be initiated by your shareholders, including any "derivative action" or proceeding brought on your behalf. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your filing to state that there is uncertainty as to whether a court would

enforce such provision and to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christine Allen Torney at 202-551-3652 or Vanessa Robertson at 202-551-3649 if you have questions regarding the comment.

Sincerely,

Division of Corporation Finance
Office of Life Sciences